UniCredit Group

RECEIVED

2009 JUL -7 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82 - 3185

[redacted]

09046461

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, June 30th, 2009 Unicredito Italiano

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Special Shareholders Meeting of UniCredit, published in the "Il Sole 24 Ore", (Italian edition) on June 27th 2009.

With kindest regards, we remain,

Yours faithfully,

UniCredit S.p.A.
Direzione Generale

Corporate Affairs
mz

dlw 7/8

UniCredit S.p.A

Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano

Capitale Sociale € 8.389.869.514,00 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredit - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit S.p.A. - Registered Office in Rome - Via A. Specchi, 16 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredit Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 8.389.215.286,50, fully paid up.

CONVENING OF A SPECIAL SHAREHOLDERS MEETING (*)

The shareholders of UniCredit holding savings shares are hereby convened to attend a special shareholders meeting to be held in Milan – via San Protaso, 1 – on 28th July 2009 at 11.00 a.m., and, if necessary, on the second call on 29th July 2009 at 11.00 a.m., in the same location. If the necessary quorum is not reached, the Meeting will convene on the third call on 30th July 2009 at 11.00 a.m. in Milan – via Tommaso Grossi 10, to deliberate upon the following:

AGENDA

1. Establishment of the Fund ex Art. 146 Legislative Decree 58/1998 (TUF).
2. Examination, for what may be needed, of the adequacy of the free capital increase executed by means of assignment of shares to shareholders holding savings shares on the basis of a ratios of 7 saving share every 60 saving shares already owned, deliberated on 29th April 2009.

The directors' report on the proposal in agenda as well as that of The Common Representative on both the above items will be filed pursuant to the law at the Company's Registered Office and the Company's Head Office, as well as at the Borsa Italiana S.p.A., and will in addition be made available on the company's website at www.unicreditgroup.eu.

Meetings may be attended by the holders of saving shares who, pursuant to the law, display a copy of the notification that the Monte Titoli participant issued to the Company at least two days prior to the date set for the call of the meeting they would like to join.

Shareholders wishing not to attend personally can be represented by a proxy. As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code; to this end also the proxy included at the bottom of the above mentioned notification issued by any Monte Titoli participants can be signed.

Board Directors and Statutory Audiors of UniCredit S.p.A. may attend the Meeting.

Please be informed that n° 24,238,983 savings shares are issued and each one represents one vote.

The Common Representative
Stella d'Atri

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.

(*) Convenience translation: the present translation is provided for information purposes only.

RECEIVED
2009 JUL -7 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE